AB 3/28

*AB 3/18

[redacted]

12013059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
120

SEC FILE NUMBER
~~8-[illegible]~~ 8-67064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Harris Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe, 14th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Smyth — 312-461-5580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

OATH OR AFFIRMATION

I, Michael J. Smyth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BMO Harris Financial Advisors

____, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINEKA D HOLLINS
Notary Public - State of Illinois
My Commission Expires May 11, 2014

Notary Public

Signature

Chied Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BMO HARRIS FINANCIAL ADVISORS, INC.

(A Direct Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Table of Contents

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Harris Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of BMO Harris Financial Advisors, Inc. (the Company), a wholly owned subsidiary of BMO Financial Corp. as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BMO Harris Financial Advisors, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

BMO HARRIS FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corp.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	753,440
Securities purchased under agreements to resell		9,600,000
Receivable from clearing broker-dealer, net		149,710
Securities owned, at fair value		1,829
Receivable from affiliates		94,981
Accounts receivable		129,153
Deferred tax assets, net		1,683,306
Prepaid expenses		681,651
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $256,974		219,737
Total assets	$	13,313,807
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	376,971
Accrued compensation and related benefits		1,962,517
Accounts payable and accrued expenses		181,344
Total liabilities		2,520,832
Stockholder's equity:		
Common stock, no par value, 1.009 shares issued and outstanding; $1 par value, 793 shares issued and outstanding		793
Additional paid-in capital		24,419,890
Accumulated deficit		(13,515,557)
Accumulated other comprehensive loss		(112,151)
Total stockholder's equity		10,792,975
Total liabilities and stockholder's equity	$	13,313,807

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Harris Financial Advisors, Inc., formerly known as Harris Investor Services, Inc. (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and a registered investment advisor with the Securities and Exchange Commission (SEC). The Company is a wholly-owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly-owned subsidiary of Bank of Montreal (BMO), a Canadian company. On November 1, 2011, Harris Bankcorp, Inc. (the former Parent) was dissolved and merged into the Parent as part of a corporate restructuring. On December 2, 2011, the Company changed its name from Harris Investor Services, Inc. to BMO Harris Financial Advisors, Inc.. In 2012 the Company expects receiving regulatory approval to merge with M&I Financial Advisors, Inc., an affiliated wholly-owned subsidiary of the Parent.

The Company is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Company also offers life and long-term care insurance products to its customers. Pursuant to a clearing agreement between the Company and its clearing broker, all securities transactions are cleared on a fully disclosed basis through Pershing LLC (Pershing), a wholly-owned subsidiary of the Bank of New York Company, Inc. Under the agreement, Pershing provides the Company with certain back office support and clearing services.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

Cash represents funds held in the Company's bank accounts for firm operating activities.

(d) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities and are carried at contract amount plus accrued interest. These highly liquid securities have original maturities at the date of purchase of three months or less.

The Company's policy is to take possession of securities purchased (with a market value equal to or greater than the principal amount loaned under resale agreements) under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty.

In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-03, *Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements*, in April 2011. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The ASU will be effective for the Company for the annual reporting period ending December 31, 2012. The Company is in process of assessing the impact of adopting this update on its financial position and results of operations.

(e) Securities Owned

Securities owned include securities held in firm-owned accounts at the Company's clearing broker.

(f) Receivable from Clearing Broker-Dealer

Receivables from clearing broker-dealer consists of a cash deposit of $100,000.

(g) Income Taxes

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company is a Delaware corporation that is included in the consolidated federal and state tax returns of the Parent and its eligible affiliates. Under the terms of a tax-sharing agreement, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to members of the federal and state consolidated returns based upon its current tax benefit or liability.

(h) Securities Transactions

Securities transactions are recorded on a settlement date basis and, if material, adjustments are made on a trade-date basis. There was no trade date adjustment recorded at December 31, 2011.

(i) Other Comprehensive Income

Other comprehensive income is comprised of reclassification adjustments related to pension and other post retirement benefit plans.

(3) Fair Value

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, defines fair value establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes

the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

As of December 31, 2011, the Company's securities owned measured at fair value consisted of the following:

	Level 1	Level 2	Level 3
Mutual funds and	$ 1,829	$ —	$ —
U.S. Treasury securities	9,600,000	—	—
Total	$ 9,601,829	$ —	$ —

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

The FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, in May 2011. The update provides guidance about how fair value should be applied where it is already required or permitted under U.S. GAAP and International Financial Reporting Standards (IFRS). The update results in common requirements for fair value measurement and disclosure in U.S. GAAP and IFRS and does not extend the use of fair value. The amendment will be effective for the Corporation for the annual reporting period ending December 31,

(Continued)

2012. The Corporation is in process of assessing the impact of adopting this update on its financial position and results of operations.

Determination of Fair Value

Securities owned are recorded at fair value based on prevailing market prices for securities. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with ASC 820.

Cash, securities purchased under agreements to resell, receivables from brokers, dealers and clearing organizations and other receivables/payables are recorded at amounts that are approximate fair value due to their high liquid nature and short maturity.

(4) Commitments and Contingencies

The Company leases office space and equipment under noncancelable operating lease agreements with the Parent, which expire on an annual basis. The Company is committed to its currently leased space through September 2012. The minimum required rental payment under the current lease obligation is $493,418.

(Continued)

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2011 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	372,449
State tax loss carryforward, net of federal		739,070
Federal tax loss carryforward		1,315,376
Employee benefit plans		22,616
Other		3,602
Total deferred tax assets		2,453,113
Valuation allowance		(771,779)
Total tax assets net of valuation allowance		1,681,334
Deferred tax liabilities:		
Other		(30,474)
Gross deferred tax liabilities		(30,474)
Deferred tax assets		1,650,860
Tax effect of adjustments related to pension and post retirement benefits recorded through stockholder's equity		32,446
Net deferred tax assets	$	1,683,306

A valuation allowance of $771,779 exists at December 31, 2011 to offset deferred tax assets related to certain state tax loss carry forwards and state deferred tax assets of the Company. The valuation allowance increased $106,574 in 2011 and is primarily due to the increase in state tax loss carryforwards. Management believes that the realization of the deferred tax assets, with the exception of certain state deferred tax assets and state tax loss carry forwards, is more likely than not at December 31, 2011.

State tax loss carry forwards at December 31, 2011 of approximately $15.6 million will expire in varying amounts in the years 2014 through 2031.

At December 31, 2011, the Company had no unrecognized tax benefits.

The Company joins in filing a consolidated federal and state income tax return with its Parent, BMO Financial Corp. The Company is no longer subject to federal, state, or local tax audits for the years prior to 2006.

(6) Related-Party Transactions

Cash represents $753,440 maintained at the Bank.

(Continued)

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent. Additionally, investment transactions (resale agreements) are conducted with an affiliate of the Parent. As of December 31, 2011, securities purchased under agreements to resell amounted to $9,600,000.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2011, payable to affiliates represents $376,971 for intercompany services.

(7) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by the Parent. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by the Parent (the Medical Plan) which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes an allocated share of the Parent's pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset representing a plans overfunded status or a liability for a plans underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

(8) Financial Instruments

(a) Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearing agreement. The Company and the clearing broker review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

(b) Market Risk

The securities owned by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures.

(9) Net Capital Requirements

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company operates pursuant to an exemption from Rule 15c3-3 of the SEC per paragraph (k)(2)(ii) of the Rule on the basis that the broker-dealer does not carry customer accounts. However, at December 31, 2011, the Company was not in compliance with paragraph (k)(2)(ii) of Rule 15c3-3 pending successful resolution of a FINRA exam finding. The Company's required net capital is the greater of $250,000 or the amount based on aggregate indebtedness. At December 31, 2011, the Company's net capital of $8,064,130 was in excess of the minimum requirement by $7,814,130.

(10) Subsequent Events

On January 4, 2012, the Company merged with an affiliate of the Parent, Harris Bankcorp Insurance Services, Inc. (HBIS). Pursuant to the merger agreement, the Company issued 17 shares of common stock at $1 par value for a total capital contribution of $181,034.